Gophr App Inc



ANNUAL REPORT

629 Ryan St.

Lake Charles, LA 70601

(337) 309-0726

Gophrapp.com

This Annual Report is dated June 14, 2023.

BUSINESS

Gophr App Inc ("Gophr" or the "Company") is a C-Corp organized under the laws of the state of Louisiana.

Gophr offers on-demand same-day, expedited, and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform.

Our mobile marketplace app allows customers to shop a wide variety of local retail stores and receive same-day delivery, while our web-based merchant dashboard gives stores the ability to receive orders, manage inventory, and create deliveries.

The Gophr driver app powers our fleet, which consists of employees and independent contractors, with vehicles that range from compact cars and SUVs to trucks, trailers, and big rigs.

Our internal Gophr dashboard ties everything together and allows our team to oversee delivery logistics, manage store inventories, and provide customer support.

Our innovative supply chain solutions are very appealing to large national commercial and industrial supply companies, and the Gophr marketplace app empowers local brick-and-mortar stores to compete with e-commerce giants.

We also believe our multiple revenue streams will result in healthy top-line revenue, and the ability of our technology to scale will help minimize operating expenses and maximize profitability.

All intellectual property is owned and designed by Gophr App Inc. From our Web-based dashboard to our marketplace and driver applications in both Android and IOS formats.

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,079,878.34

Number of Securities Sold: 18,288,313

Use of proceeds: Develop software, obtain merchant partnerships, brand awareness, day to day operations and salary expenses, legal fees and insurance.

Date: July 14, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $118,211 compared to fiscal year 2020 $54,553. As a result of more focus on the industrial sales market, our higher-margin business to business industrial sales were up 218% year over year.

Cost of sales

Cost of sales in 2021 was $38,879, a decrease of approximately 16%, from costs of $45,919 in fiscal year 2020. The decrease was due to utilizing 1099 drivers instead of W2 employees to handle most of the deliveries.

Gross margins

2021 gross profit increased by $63,658 over 2020 gross profit and gross margins as a percentage of revenues increased from 16% in 2020 to 32% in 2021. This improved performance was caused by an increase in higher-margin business to business industrial sales and a decrease in lower-margin business to consumer, along with the usage of more 1099 contractors to facilitate deliveries.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. 2021 Monthly Burn rate was $54,000, down 333% from 2020. The Company reached development milestones and reduced the staff down to essential employees. With only a third of the staff the company was still able to achieve 200+% growth.

Historical results and cash flows:

The previous historical events that stunted our growh should not be expected in the future. A glabal pandemic and record settting storms are not something we prepared for in the projections of the start up. How ever they did allow us to test our grit and push through the stuffgle to ensure we were still operational on the other side.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $163,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: Chase Bank

Amount Owed: $24,987.00

Interest Rate: 15.49%

Maturity Date: September 14, 2022

Creditor: Newity PPP Loan

Amount Owed: $128,715.00

Interest Rate: 1.0%

Maturity Date: February 05, 2026

Waiting on full forgiveness. Should not have to pay this loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Warren Vandever

Warren Vandever's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO - Board Director - Founder - President

Dates of Service: April, 2019 - Present

Responsibilities: See to the day to day operations, planing and growth of the company. Salary in

2019-2020 $120,000/Year. Stop taking payroll in 2020 to ensure healthy growth and stability of the company and reduce the burn-rate. 2021 I started funding Gophr with personal funds, ($30,000/Month) to offset the deficit of revenue to payroll.

Other business experience in the past three years:

Employer: Embark

Title: Partner

Dates of Service: December, 2019 - Present

Responsibilities: Interviewing and coaching would be entrepreneurs.

Other business experience in the past three years:

Employer: Integrity Holdings

Title: Partner

Dates of Service: September, 2020 - Present

Responsibilities: License holder.

Other business experience in the past three years:

Employer: Signature Flooring

Title: Owner

Dates of Service: May, 2021 - Present

Responsibilities: No responsibilities

Name: Matt Sarradet

Matt Sarradet's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO - Secretary

Dates of Service: September, 2021 - Present

Responsibilities: Handle to field operations, organizing delivery drivers and logistics and strategic planning to implement tactical execution. Annual Salary $75,000, holds 3M shares

Position: Director of Merchant Ops

Dates of Service: July, 2019 - Present

Responsibilities: Onboarding new merchants into the Gophr platform, Salary $60,000

Other business experience in the past three years:

Employer: ASAP (Waiter Holdings)

Title: Director of Restaurant Operations

Dates of Service: October, 2015 - June, 2019

Responsibilities: Day to day operations management.

Name: David Soileau

David Soileau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer - Treasurer

Dates of Service: September, 2021 - Present

Responsibilities: Generate revenue for Gophr via generating sales, marketing, lining up partnerships and investments. Salary $75,000. holds 3M shares

Other business experience in the past three years:

Employer: Embark

Title: Partner

Dates of Service: December, 2019 - Present

Responsibilities: Interviewing and coaching would be entrepreneurs.

Other business experience in the past three years:

Employer: Integrity Holdings

Title: Partner

Dates of Service: September, 2020 - Present

Responsibilities: None

Other business experience in the past three years:

Employer: Signature Flooring

Title: Owner

Dates of Service: May, 2021 - Present

Responsibilities: None

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Warren Vandever

Amount and nature of Beneficial ownership: 206,711,687

Percent of class: 91.87

RELATED PARTY TRANSACTIONS

Related Party Transactions
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the

Company will be offering up to 5,944,444 of Common Stock.

Common Stock

The amount of security authorized is 300,000,000 with a total of 225,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company, which utilized a third-party independent valuation report from Dr. Jeff Stevens. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of two years. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 24 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for on-demand same-day, expedited, and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform. Our revenues are therefore dependent upon the market for online shipping services. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Gophr App, Inc., was formed on April 23, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gophr App, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Gophr App Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gophr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gophr could harm our reputation and materially negatively impact our financial condition and business. The Impact of Economic Conditions Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. There is also a risk that if uncertain economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior. The ability of the U.S. economy to handle this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, disposable consumer income and consumer confidence, also affect discretionary consumer spending. Such a shift in consumer behavior may reduce our network liquidity and may harm our business, financial condition, and operating results. App Development and Maintenance Our reputation and ability to attract, retain, and serve our customers, drivers and merchants depend upon the reliable performance of the App and its underlying technical infrastructure, which is still being developed. Performance and Reliability of Internet, Mobile, and other Infrastructures Our business will depend upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings could interfere with the speed and availability of our platform. If our App is unavailable when customers attempt to access it, or if our App does not load as quickly as customers expect, users may not return to our App as often in the future, or at all, and may use our competitors' products or offerings more often. In addition, we will have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, customer traffic may decrease, which may in turn cause our revenue to significantly decrease. Driver Shortages and Increases in Driver Compensation Driver shortages could require us to spend more to attract and retain drivers. We could face a challenge with attracting and retaining qualified drivers primarily due to intense market competition, which may subject us to increased payments for driver compensation. Also, because of the intense competition for drivers, we may face difficulty building, maintaining or increasing our number of drivers. If we are unable to attract and retain a sufficient number of drivers, we could face difficulty meeting customer order demands or be forced to forego business that would otherwise be available to us, which could adversely affect our profitability and ability to maintain or grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 14, 2023.

Gophr App Inc

By /s/ *Warren Vandever*

 Name: Gophr App Inc

 Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Management Report

Gophr

For the period ended December 31, 2021



Prepared by

Story Telling Makeup Artistry, LLC

Prepared on

June 9, 2023

Table of Contents

Profit and Loss 3

Balance Sheet..5

Statement of Cash Flows..7

Profit and Loss

	Total
INCOME	
Delivery Fee - Gophr App	40,976.57
Income - Greengate Merchant App	11.29
QuickBooks Payments Sales	168.30
Sales	21,698.91
Sales of Product Income	168.45
Service/Fee Income	55,303.65
Total Income	**118,327.17**
GROSS PROFIT	**118,327.17**
EXPENSES	
Advertising & Marketing	5,542.27
Bank Charges & Fees	1,928.37
Car & Truck	122.29
Contractors	56,286.25
Credit Card Transaction Fees Merchant App	978.23
QuickBooks Payments Fees	1,102.93
Total Credit Card Transaction Fees Merchant App	**2,081.16**
Equipment Rental	932.42
Fuel	1,005.91
Mileage Reimbursement	407.81
Total Fuel	**1,413.72**
Insurance	2,154.29
Workers Comp	619.00
Total Insurance	**2,773.29**
Interest Paid	3,014.02
Job Supplies	208.77
Legal & Professional Services	4,000.00
Meals & Entertainment	731.18
Office Supplies & Software	1,563.87
Office/General Administrative Expenses	34.08
Other Business Expenses	62.81
Payroll Expenses	
Payroll Fess	6,381.34
Payroll Taxes	77,987.03
Salaries and Wages	570,485.37
Total Payroll Expenses	**654,853.74**
Postage	1.05
Rent & Lease	69,431.36
Stripe Credit Card Transaction Fees	798.11
Subscription	25,119.12
Supplies & Materials	3,643.00
Taxes & Licenses	2,711.32

	Total
Telephone and Internet	2,181.00
Utilities	438.79
Total Expenses	**839,871.99**
NET OPERATING INCOME	**-721,544.82**
OTHER INCOME	
Cash Rewards	401.87
Interest Income	46.53
Total Other Income	**448.40**
OTHER EXPENSES	
Other Miscellaneous Expense	-28,048.42
Vehicle Repairs & Maintenance	1,020.51
Total Other Expenses	**-27,027.91**
NET OTHER INCOME	**27,476.31**
NET INCOME	**$ -694,068.51**

Balance Sheet

	Total
ASSETS	
Current Assets	
Bank Accounts	
Account Transfer	16,650.00
Chase Bank Chk 2332	5,221.99
QuickBooks Checking Account	-6.78
Total Bank Accounts	**21,865.21**
Accounts Receivable	
Accounts Receivable (A/R)	6,908.39
Refund	-1,787.46
Total Accounts Receivable	**5,120.93**
Total Current Assets	**26,986.14**
Fixed Assets	
Fixed Asset Furniture	484.88
Vehicles	8,490.81
Total Fixed Assets	**8,975.69**
Other Assets	
Software	47,910.00
Total Other Assets	**47,910.00**
TOTAL ASSETS	**$83,871.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,367.25
Total Accounts Payable	**6,367.25**
Credit Cards	
Credit Card - Chase Bank W.V.	24,842.23
Total Credit Cards	**24,842.23**
Other Current Liabilities	
PPP Loan	586,337.00
Total Other Current Liabilities	**586,337.00**
Total Current Liabilities	**617,546.48**
Total Liabilities	**617,546.48**
Equity	
Common Stock	1,079,878.34
Integrity Holdings	97,550.00
Total Common Stock	**1,177,428.34**
Opening Balance Equity	337,315.66
Owner's Investment	-2,800.00
Owner's Pay & Personal Expenses	-2,808.71

	Total
Retained Earnings	-1,348,741.43
Net Income	-694,068.51
Total Equity	**-533,674.65**
TOTAL LIABILITIES AND EQUITY	**$83,871.83**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-694,068.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-282.32
Refund	1,787.46
Software	-47,910.00
Accounts Payable (A/P)	-138.87
Credit Card - Chase Bank W.V.	635.81
Calcasieu Parish Use Tax Payable	-48.37
Gratuity/Tips	-126.84
Louisiana Use Tax Payable	-49.52
PPP Loan	336,395.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**290,262.35**
Net cash provided by operating activities	**-403,806.16**
INVESTING ACTIVITIES	
Computers and Equipment	-468.26
Net cash provided by investing activities	**-468.26**
FINANCING ACTIVITIES	
Loan Payable - Adam Veron	-28,048.42
Common Stock:Integrity Holdings	97,550.00
Opening Balance Equity	337,315.66
Owner's Pay & Personal Expenses	-2,808.71
Net cash provided by financing activities	**404,008.53**
NET CASH INCREASE FOR PERIOD	**-265.89**
Cash at beginning of period	22,131.10
CASH AT END OF PERIOD	**$21,865.21**

Management Report

Gophr
For the period ended December 31, 2022



Prepared by
Story Telling Makeup Artistry, LLC

Prepared on
June 9, 2023

Table of Contents

Profit and Loss 3

Balance Sheet..5

Statement of Cash Flows..7

Profit and Loss

	Total
INCOME	
Cummins Income	2,964.91
Delivery Fee - Gophr App	168,476.72
Lake Charles memorial Hospital Income	1,109.17
Ph Machine Works	2,633.15
PH Machine Works LLC Income	4,742.73
QuickBooks Payments Sales	-4,400.47
Sales of Product Income	51,533.74
Service/Fee Income	721.36
Uncategorized Income	82.84
Total Income	**227,864.15**
COST OF GOODS SOLD	
Cost of Goods Sold	451.83
Total Cost of Goods Sold	**451.83**
GROSS PROFIT	**227,412.32**
EXPENSES	
Advertising & Marketing	2,961.01
Bank Charges & Fees	782.68
Contractors	139,910.16
Credit Card Transaction Fees Merchant App	1,224.90
QuickBooks Payments Fees	13.45
Total Credit Card Transaction Fees Merchant App	**1,238.35**
Driver Supplies	244.79
Insurance	4,016.52
Interest Paid	3,005.87
Legal & Professional Services	1,402.48
Meals & Entertainment	25.17
Office Supplies & Software	628.45
Office/General Administrative Expenses	19.74
Other Business Expenses	547.86
Payroll Expenses	
Payroll Fess	183,549.07
Payroll Taxes	1,216.83
Salaries and Wages	5,277.75
Total Payroll Expenses	**190,043.65**
Postage	58.00
Professional Development	501.41
Services	18,069.90
Total Professional Development	**18,571.31**
Rent & Lease	14,000.00
Repairs & Maintenance	789.81
Stripe Credit Card Transaction Fees	7,700.18

	Total
Stripe Loan	9,102.43
Subscription	27,478.02
Supplies & Materials	54.07
Taxes & Licenses	134.10
Telephone and Internet	327.91
Uncategorized Expense	14,409.43
Utilities	4,102.38
Total Expenses	**441,554.37**
NET OPERATING INCOME	**-214,142.05**
OTHER INCOME	
Cash Rewards	1,235.91
Interest Income	0.03
Total Other Income	**1,235.94**
OTHER EXPENSES	
Other Miscellaneous Expense	1,169.61
Reconciliation Discrepancies	-91.23
Total Other Expenses	**1,078.38**
NET OTHER INCOME	**157.56**
NET INCOME	**$ -213,984.49**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Account Transfer	16,650.00
Chase Bank Chk 2332	2,701.40
QuickBooks Checking Account	13.94
Stripe	2,770.45
Total Bank Accounts	**22,135.79**
Accounts Receivable	
Accounts Receivable (A/R)	-7,986.71
Refund	-1,787.46
Total Accounts Receivable	**-9,774.17**
Other Current Assets	
Employee Cash Advances	200.00
Uncategorized Asset	-2,240.00
Total Other Current Assets	**-2,040.00**
Total Current Assets	**10,321.62**
Fixed Assets	
Computers and Equipment	1,676.54
Fixed Asset Furniture	484.88
Vehicles	8,490.81
Total Fixed Assets	**10,652.23**
Other Assets	
Software	47,910.00
Total Other Assets	**47,910.00**
TOTAL ASSETS	**$68,883.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,367.25
Total Accounts Payable	**6,367.25**
Credit Cards	
Credit Card - Chase Bank W.V.	27,203.87
Total Credit Cards	**27,203.87**
Other Current Liabilities	
Louisiana Use Tax Payable	-335.00
PPP Loan	586,337.00
Stripe Loan Payable	26,700.00
Total Other Current Liabilities	**612,702.00**
Total Current Liabilities	**646,273.12**

	Total
Total Liabilities	**646,273.12**
Equity	
Common Stock	1,085,408.67
Integrity Holdings	245,768.89
Total Common Stock	**1,331,177.56**
Opening Balance Equity	337,315.66
Owner's Investment	13,700.00
Owner's Pay & Personal Expenses	-2,808.71
Retained Earnings	-2,042,789.29
Net Income	-213,984.49
Total Equity	**-577,389.27**
TOTAL LIABILITIES AND EQUITY	**$68,883.85**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-213,984.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	14,895.10
Employee Cash Advances	-200.00
Uncategorized Asset	2,240.00
Credit Card - Chase Bank W.V.	2,361.64
Louisiana Use Tax Payable	-335.00
Stripe Loan Payable	26,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,661.74**
Net cash provided by operating activities	**-168,322.75**
INVESTING ACTIVITIES	
Computers and Equipment	-1,676.54
Net cash provided by investing activities	**-1,676.54**
FINANCING ACTIVITIES	
Common Stock	5,530.33
Common Stock:Integrity Holdings	148,218.89
Owner's Investment	16,500.00
Retained Earnings	20.65
Net cash provided by financing activities	**170,269.87**
NET CASH INCREASE FOR PERIOD	**270.58**
Cash at beginning of period	21,865.21
CASH AT END OF PERIOD	**$22,135.79**

Management Report

Gophr

For the period ended December 31, 2022



Prepared by

Story Telling Makeup Artistry, LLC

Prepared on

June 9, 2023

Table of Contents

Profit and Loss 3

Balance Sheet..5

Statement of Cash Flows..7

A/R Aging Detail...8

A/P Aging Detail..12

Profit and Loss

January - December 2022

	Total
INCOME	
Cummins Income	2,964.91
Delivery Fee - Gophr App	168,476.72
Lake Charles memorial Hospital Income	1,109.17
Ph Machine Works	2,633.15
PH Machine Works LLC Income	4,742.73
QuickBooks Payments Sales	-4,400.47
Sales of Product Income	51,533.74
Service/Fee Income	721.36
Uncategorized Income	82.84
Total Income	**227,864.15**
COST OF GOODS SOLD	
Cost of Goods Sold	451.83
Total Cost of Goods Sold	**451.83**
GROSS PROFIT	**227,412.32**
EXPENSES	
Advertising & Marketing	2,961.01
Bank Charges & Fees	782.68
Contractors	139,910.16
Credit Card Transaction Fees Merchant App	1,224.90
QuickBooks Payments Fees	13.45
Total Credit Card Transaction Fees Merchant App	**1,238.35**
Driver Supplies	244.79
Insurance	4,016.52
Interest Paid	3,005.87
Legal & Professional Services	1,402.48
Meals & Entertainment	25.17
Office Supplies & Software	628.45
Office/General Administrative Expenses	19.74
Other Business Expenses	547.86
Payroll Expenses	
Payroll Fess	183,549.07
Payroll Taxes	1,216.83
Salaries and Wages	5,277.75
Total Payroll Expenses	**190,043.65**
Postage	58.00
Professional Development	501.41
Services	18,069.90
Total Professional Development	**18,571.31**
Rent & Lease	14,000.00
Repairs & Maintenance	789.81
Stripe Credit Card Transaction Fees	7,700.18

	Total
Stripe Loan	9,102.43
Subscription	27,478.02
Supplies & Materials	54.07
Taxes & Licenses	134.10
Telephone and Internet	327.91
Uncategorized Expense	14,409.43
Utilities	4,102.38
Total Expenses	**441,554.37**
NET OPERATING INCOME	**-214,142.05**
OTHER INCOME	
Cash Rewards	1,235.91
Interest Income	0.03
Total Other Income	**1,235.94**
OTHER EXPENSES	
Other Miscellaneous Expense	1,169.61
Reconciliation Discrepancies	-91.23
Total Other Expenses	**1,078.38**
NET OTHER INCOME	**157.56**
NET INCOME	**$ -213,984.49**

Balance Sheet

	Total
ASSETS	
Current Assets	
Bank Accounts	
Account Transfer	16,650.00
Chase Bank Chk 2332	2,701.40
QuickBooks Checking Account	13.94
Stripe	2,770.45
Total Bank Accounts	**22,135.79**
Accounts Receivable	
Accounts Receivable (A/R)	-7,986.71
Refund	-1,787.46
Total Accounts Receivable	**-9,774.17**
Other Current Assets	
Employee Cash Advances	200.00
Uncategorized Asset	-2,240.00
Total Other Current Assets	**-2,040.00**
Total Current Assets	**10,321.62**
Fixed Assets	
Computers and Equipment	1,676.54
Fixed Asset Furniture	484.88
Vehicles	8,490.81
Total Fixed Assets	**10,652.23**
Other Assets	
Software	47,910.00
Total Other Assets	**47,910.00**
TOTAL ASSETS	**$68,883.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,367.25
Total Accounts Payable	**6,367.25**
Credit Cards	
Credit Card - Chase Bank W.V.	27,203.87
Total Credit Cards	**27,203.87**
Other Current Liabilities	
Louisiana Use Tax Payable	-335.00
PPP Loan	586,337.00
Stripe Loan Payable	26,700.00
Total Other Current Liabilities	**612,702.00**
Total Current Liabilities	**646,273.12**

	Total
Total Liabilities	**646,273.12**
Equity	
Common Stock	1,085,408.67
Integrity Holdings	245,768.89
Total Common Stock	**1,331,177.56**
Opening Balance Equity	337,315.66
Owner's Investment	13,700.00
Owner's Pay & Personal Expenses	-2,808.71
Retained Earnings	-2,042,789.29
Net Income	-213,984.49
Total Equity	**-577,389.27**
TOTAL LIABILITIES AND EQUITY	**$68,883.85**

Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-213,984.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	14,895.10
Employee Cash Advances	-200.00
Uncategorized Asset	2,240.00
Credit Card - Chase Bank W.V.	2,361.64
Louisiana Use Tax Payable	-335.00
Stripe Loan Payable	26,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,661.74**
Net cash provided by operating activities	**-168,322.75**
INVESTING ACTIVITIES	
Computers and Equipment	-1,676.54
Net cash provided by investing activities	**-1,676.54**
FINANCING ACTIVITIES	
Common Stock	5,530.33
Common Stock:Integrity Holdings	148,218.89
Owner's Investment	16,500.00
Retained Earnings	20.65
Net cash provided by financing activities	**170,269.87**
NET CASH INCREASE FOR PERIOD	**270.58**
Cash at beginning of period	21,865.21
CASH AT END OF PERIOD	**$22,135.79**

A/R Aging Detail

Date	Transaction Type	Num	Customer	Due Date	Amount	Open Balance
91 or more days past due						
04/01/2020	Invoice	1075	Pollard Planning and Productions, Inc. dba Floor Trader	04/11/2020	23.20	23.20
05/01/2020	Invoice	1105	Pollard Planning and Productions, Inc. dba Floor Trader	05/11/2020	258.75	258.75
06/01/2020	Invoice	1125	Pollard Planning and Productions, Inc. dba Floor Trader	06/11/2020	116.84	116.84
06/01/2020	Invoice	1136	Rouses Market #71	07/01/2020	7.00	7.00
06/01/2020	Invoice	1135	Rouses Market #72	07/01/2020	77.00	77.00
06/01/2020	Invoice	1124	Cayenne Marketing	07/01/2020	142.50	142.50
06/18/2020	Invoice	1149	Rouses Market #72	07/18/2020	1,947.50	1,947.50
08/03/2020	Invoice	1182	RhinoPOP LLC	08/13/2020	15.55	15.55
08/12/2020	Invoice	1190	Cummins Inc.	09/11/2020	12.05	12.05
09/23/2020	Invoice	1237	Melissa Pierce	09/23/2020	522.00	522.00
10/03/2020	Invoice	1220	Niche Creative Studio	11/02/2020	7.00	7.00
10/06/2020	Invoice	1228	Cummins Inc.	11/05/2020	12.68	12.68
11/30/2020	Deposit		Cummins Inc.	11/30/2020	-269.88	-269.88
12/08/2020	Deposit		Cummins Inc.	12/08/2020	-38.51	-38.51
12/10/2020	Deposit		Cummins Inc.	12/10/2020	-27.35	-27.35
12/14/2020	Deposit		Cummins Inc.	12/14/2020	-15.07	-15.07
12/14/2020	Deposit		Cummins Inc.	12/14/2020	-14.28	-14.28

Date	Transaction Type	Num	Customer	Due Date	Amount	Open Balance
12/17/2020	Deposit		Cummins Inc.	12/17/2020	-29.19	-29.19
11/28/2020	Invoice	1245	Cummins Inc.	12/28/2020	12.68	0.87
01/04/2021	Deposit		Cummins Inc.	01/04/2021	-19.56	-19.56
01/15/2021	Deposit		Cummins Inc.	01/15/2021	-94.74	-94.74
01/19/2021	Deposit	1	Greengate Garden Center, Inc.	01/19/2021	-105.17	-105.17
01/19/2021	Deposit		Cummins Inc.	01/19/2021	-44.55	-44.55
01/21/2021	Deposit		Cummins Inc.	01/21/2021	-22.28	-22.28
01/22/2021	Deposit		Cummins Inc.	01/22/2021	-482.08	-482.08
01/25/2021	Deposit		Cummins Inc.	01/25/2021	-24.47	-24.47
02/01/2021	Deposit		Cummins Inc.	02/01/2021	-14.31	-14.31
02/01/2021	Invoice	1274	Amy's Heart Desires	02/11/2021	17.59	17.59
03/01/2021	Deposit		Cummins Inc.	03/01/2021	-189.92	-189.92
03/18/2021	Deposit		Cummins Inc.	03/18/2021	-98.07	-98.07
03/01/2021	Invoice	1313	Niche Creative Studio	03/31/2021	129.27	110.37
03/01/2021	Invoice	1311	Enterprise Truck Rental	03/31/2021	153.15	153.15
04/19/2021	Deposit		Cummins Inc.	04/19/2021	-42.29	-42.29
04/20/2021	Deposit		Cummins Inc.	04/20/2021	-54.38	-54.38
05/03/2021	Invoice	1332	Bijoux Sulphur's Fine Jeweler, L.L.C.	05/03/2021	7.00	7.00
05/10/2021	Deposit		Cummins Inc.	05/10/2021	-157.83	-157.83
05/11/2021	Deposit		Gophr	05/11/2021	-50.00	-50.00
05/12/2021	Deposit		Cummins Inc.	05/12/2021	-55.00	-55.00
05/14/2021	Deposit		Cummins Inc.	05/14/2021	-97.91	-97.91
06/01/2021	Deposit		Cummins Inc.	06/01/2021	-129.11	-129.11

Date	Transaction Type	Num	Customer	Due Date	Amount	Open Balance
06/18/2021	Deposit		Gophr	06/18/2021	-1,737.46	-1,737.46
07/29/2021	Invoice	1385	Allison Blackburn	07/29/2021	350.00	145.42
09/01/2021	Invoice	1414	Integrity Holdings	09/01/2021	1,334.21	1,334.21
09/16/2021	Deposit		Cummins Inc.	09/16/2021	-77.48	-77.48
10/08/2021	Invoice	1437	Jonathan Deville	10/18/2021	305.00	305.00
11/02/2021	Deposit		Cummins Inc.	11/02/2021	-11.45	-11.45
11/09/2021	Deposit		Cummins Inc.	11/09/2021	-11.45	-11.45
11/02/2021	Invoice	1441	Roger B	11/12/2021	423.90	223.90
12/01/2021	Deposit	1	PH Machine Works LLC	12/01/2021	-721.26	-721.26
12/01/2021	Deposit	1	PH Machine Works LLC	12/01/2021	-54.49	-54.49
12/07/2021	Deposit		Cummins Inc.	12/07/2021	-496.93	-496.93
12/16/2021	Deposit		Cummins Inc.	12/16/2021	-71.06	-71.06
12/20/2021	Deposit		Cummins Inc.	12/20/2021	-71.76	-71.76
12/28/2021	Deposit	1	PH Machine Works LLC	12/28/2021	-420.54	-420.54
01/05/2022	Deposit	1	Reed's Metals, Inc.	01/05/2022	-2,129.99	-2,129.99
01/18/2022	Deposit	1	Reed's Metals, Inc.	01/18/2022	-2,292.40	-2,292.40
01/28/2022	Deposit	1	PH Machine Works LLC	01/28/2022	-157.78	-157.78
02/09/2022	Deposit	1	Ruth or Clyde Conner	02/09/2022	-137.25	-137.25
02/14/2022	Deposit	1	Reed's Metals, Inc.	02/14/2022	-29.99	-29.99
02/22/2022	Deposit		Cummins Inc.	02/22/2022	-323.09	-323.09
02/22/2022	Payment	7682	Warren or Doris Celestine	02/22/2022	-88.00	-88.00
02/22/2022	Deposit	1	PH Machine Works LLC	02/22/2022	-75.75	-75.75
02/25/2022	Deposit		Cummins Inc.	02/25/2022	-283.42	-283.42
03/01/2022	Deposit	1	Reed's Metals, Inc.	03/01/2022	-3,400.00	-3,400.00

Date	Transaction Type	Num	Customer	Due Date	Amount	Open Balance
03/28/2022	Deposit	1	PH Machine Works LLC	03/28/2022	-29.99	-29.99
04/04/2022	Deposit	1	Reed's Metals, Inc.	04/04/2022	-413.41	-413.41
04/05/2022	Deposit		Cummins Inc.	04/05/2022	-401.51	-401.51
04/08/2022	Deposit		Cummins Inc.	04/08/2022	-116.82	-116.82
04/12/2022	Deposit		Cummins Inc.	04/12/2022	-561.24	-561.24
04/15/2022	Deposit		Cummins Inc.	04/15/2022	-220.71	-220.71
04/20/2022	Deposit		Cummins Inc.	04/20/2022	-210.97	-210.97
Total for 91 or more days past due					**$ -10,747.28**	**$ -11,182.57**
31 - 60 days past due						
11/07/2022	Payment	DXFGhyW29gsgC0BKLuKqg	Abell & Son	11/07/2022	-29.99	-29.99
10/12/2022	Invoice	A23E84FE-0001	Jonathan Franks	11/16/2022	378.41	378.41
Total for 31 - 60 days past due					**$348.42**	**$348.42**
1 - 30 days past due						
12/14/2022	Payment	iOGGhyW29gsgC1OdOziwA	Abell & Son	12/14/2022	-83.99	-29.99
11/30/2022	Invoice	794A88B3-0025	Dale Briscoe	12/30/2022	29.99	29.99
Total for 1 - 30 days past due					**$ -54.00**	**$0.00**
Current						
12/31/2022	Invoice	DA06CA83-0010	jeremy gwatney	12/31/2022	29.99	29.99
12/31/2022	Invoice	794A88B3-0028	Dale Briscoe	01/30/2023	29.99	29.99
12/30/2022	Invoice	C770B50E-0075	Charlene Tharp	02/03/2023	1,000.00	1,000.00
Total for Current					**$1,059.98**	**$1,059.98**
TOTAL					**$ -9,392.88**	**$ -9,774.17**

A/P Aging Detail

Date	Transaction Type	Num	Vendor	Due Date	Past Due	Amount	Open Balance
91 or more days past due							
10/23/2019	Bill	1003884	Jones Walker LLP	11/23/2019	1294	7,763.50	5,513.50
02/07/2020	Bill	1017255	Jones Walker LLP	03/08/2020	1188	696.00	696.00
07/01/2020	Bill	2020-0000003	Warren Vandever	07/01/2020	1073	20.00	20.00
04/01/2021	Bill	111400	Lake Area Office Products (V)	05/01/2021	769	137.75	137.75
Total for 91 or more days past due						**$8,617.25**	**$6,367.25**
TOTAL						**$8,617.25**	**$6,367.25**

I, Warren Vandever, the CEO of Gophr App Inc, hereby certify that the financial statements of Gophr App Inc and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $**118327.0**; taxable income of **$0** and total tax of **$0.**

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 14, 2023.

Warren Vandever

_____ (Signature)

_____CEO_____ (Title)

_____June 14, 2023_____ (Date)

CERTIFICATION

I, Warren Vandever, Principal Executive Officer of Gophr App Inc, hereby certify that the financial statements of Gophr App Inc included in this Report are true and complete in all material respects.

Warren Vandever

CEO